[redacted]

12010386

TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pg 3/14/12

3/14

OATH OR AFFIRMATION

We, John D. Meserve and Christopher M. Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2011, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John D. Meserve, President

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12

Christopher M. Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Westminster Research Associates LLC

Statement of Financial Condition

Year Ended December 31, 2011

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Westminster Research Associates LLC

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 38,987,134
Cash and cash equivalents segregated in compliance with federal regulations and other restricted deposits	16,712,043
Receivables from brokers	10,581,648
Prepaid research, net of allowance of $326,642	13,064,950
Fixed assets, at cost, net of accumulated depreciation and amortization of $676,394	406,517
Goodwill	52,928,162
Other assets	135,214
Total assets	$ 132,815,668
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 1,147,545
Commission management payable	46,394,759
Accrued compensation and other liabilities	4,746,026
Total liabilities	52,288,330
Member's equity	80,527,338
Total liabilities and member's equity	$ 132,815,668

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing soft dollar research to U.S. investment advisors and commission recapture services to pension plan sponsor clients. Revenues are primarily derived from soft dollar commission transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days when purchased are considered cash and cash equivalents. These investments include demand deposits and money market accounts.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and cash equivalents segregated in compliance with federal regulations consists of cash and cash equivalents deposited in a special bank account for the benefit of customers under the U.S. Securities and Exchange Commission ("SEC") Rule 15c3-3 and cash pledged as security for an outstanding letter of credit.

Securities Transactions

Receivables from brokers consist of commissions receivable.

A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations. Prepaid soft dollar research, net of allowance, is included in prepaid research, and accrued soft dollar research and commission recapture payable is classified as commission management payable on the statement of financial condition. One customer accounts for approximately 65% of the prepaid research, net of allowance balance on the statement of financial condition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, prepaid research, and other receivables. For prepaid research, the Company considers the customer's financial condition and business operations as well as its historical, current, and anticipated trading activity when determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual evaluation of goodwill as of May 1, 2011 and determined no impairment charge was required. Subsequent to May 1, 2011, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Other Assets

Other assets consist primarily of receivables from related parties (Note 5) and prepaid expenses.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued bonuses, employee incentives, other employee benefit expenses, accrued expenses, and payables to related parties for management and technical services or expenses affiliates have paid on behalf of the Company (Note 5).

2. Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns.

Recent Accounting Developments

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment, which is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, although early adoption is permitted. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company will apply the provisions in this update for the evaluation of goodwill and other indefinite-lived intangible assets for impairment as of January 1, 2012 and it is not expected to have a material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2011, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Fixed Assets

At December 31, 2011, fixed assets were comprised of:

	Cost or Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 944,488	$ (618,415)	$ 326,073
Computer hardware	66,662	(21,009)	45,653
Leasehold improvements	33,537	(23,112)	10,425
Software	31,632	(12,570)	19,062
Furniture and equipment	6,592	(1,288)	5,304
Total	$ 1,082,911	$ (676,394)	$ 406,517

4. Fixed Assets (continued)

The Company removed fully depreciated fixed assets totaling $44,321 from purchased software and computer hardware during the year.

5. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

ConvergEx Execution Solutions LLC ("CES"), G-Trade Services LLC ("G-Trade"), ConvergEx Global Markets Ltd. ("CGM"), and Pershing LLC ("Pershing", a BNY Mellon subsidiary) provide trade execution and clearing services for the Company pursuant to the terms contained in fully disclosed clearing agreements.

Receivables from brokers on the statement of financial condition include $1,035,642 related to these transactions.

The Company provides commission management tools and payment processing services for Pershing and ConvergEx Prime Services LLC ("CPS"). The other assets balance on the statement of financial condition includes a receivable of $32,075 related to these services.

The Company provides and receives certain management, administrative and technical services from Group and other affiliates. Other assets on the statement of financial condition include $57,860 related to these transactions. Included in accrued compensation and other liabilities on the statement of financial condition are reimbursable expenses paid by affiliates on behalf of the Company in the amount of $75,098.

The Company occupies space in New York City where CES is the tenant of record. The Company and several related party entities under common control, are party to an agreement with CES, that permits CES to allocate a portion of its lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $10,434,654 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $16,011,511 in a special bank account for the benefit of customers, which was in excess of its required deposit of $5,057,592.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

8. Deferred Compensation

ConvergEx provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made to employees on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with changes in the amounts due to employees upon vesting, Group has purchased investments similar to the elected options. The plan had no material effect on the Company's financial position in 2011. Based on performance of the employees' elections to date, the Company plans to make payments related to these deferred bonus programs of $471,136 in 2012, $687,689 in 2013 and $713,750 in 2014, respectively.

9. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of the Company. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees. The Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $127,567.

10. Off-Balance Sheet Credit Risk

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2011.

At December 31, 2011, Group and Eze Castle had approximately $723,900,000 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

11. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

12. Subsequent Events

The Company has evaluated all subsequent events through February 24, 2012 and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP

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